Exhibit 12

AGL Resources Inc.
Statement Setting forth Ratio of Earnings to Fixed Charges

Dollars in millions	Nine months ended Sept. 30, 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Earnings as defined
Earnings before income taxes	$260	$369	$368	$364	$332	$261
(Income) from equity investees	-	-	-	-	-	(2)
Pretax income as defined	260	369	368	364	332	259
Add:
Fixed charges (see “B” below)	85	127	134	133	119	81
Less:
Interest capitalized	(2)	(2)	-	(1)	-	-
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(17)	(20)	(30)	(23)	(22)	(18)
Adjusted Earnings (A)	$326	$474	$472	$473	$429	$322

Fixed charges
Interest on long-term debt	$71	$96	$97	$99	$95	$66
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	9	24	30	27	16	8
Estimated interest components of rentals	5	7	7	7	8	7
Total fixed charges (B)	$85	$127	$134	$133	$119	$81

Ratio of earnings to fixed charges (A)/(B)	3.84	3.73	3.52	3.56	3.61	3.98